Exhibit (a)(5)(iv)

For Immediate Release

Maxygen, Inc. Announces Final Results of

Dutch Auction Tender Offer

REDWOOD CITY, Calif., December 30, 2009 — Maxygen, Inc. (Nasdaq: MAXY), a biopharmaceutical company focused on the development of improved versions of protein drugs, today announced the final results of its modified “Dutch Auction” tender offer, which expired at 5:00 p.m., New York City time, on December 23, 2009.

Maxygen has accepted for purchase 7,345,103 shares in the tender offer, at a price of $5.30 per share, for a total cost of approximately $38.9 million, excluding fees and expenses related to the tender offer. Based on the depositary’s final count, a total of 9,400,133 shares were validly tendered in the tender offer at a price of $5.30 per share. Accordingly, after taking into account the odd lot priority, the final proration factor for the offer was approximately 78.1%. The 7,345,103 shares to be purchased in the tender offer represent approximately 18.5% of the shares outstanding on December 28, 2009.

The total number of shares to be purchased in the tender offer include the 6,557,377 shares Maxygen initially offered to purchase, as well the 787,726 additional shares Maxygen has elected to acquire pursuant to the terms of the tender offer.

The depositary will promptly make payment for the shares accepted for purchase and will promptly return all other shares tendered and not purchased.

Stockholders and investors who have questions or need information about the tender offer may contact the Information Agent for the offering, Okapi Partners LLC at (212) 297-0720 or toll-free (877) 285-5990.

About Maxygen

Maxygen is a biopharmaceutical company focused on developing improved versions of protein drugs through both internal development and external collaborations and other arrangements. Maxygen uses its proprietary DNA shuffling technology and extensive protein modification expertise to pursue the creation of biosuperior proteins. For more information, please visit www.maxygen.com.

Contact:

Okapi Partners LLC

Patrick McHugh / Bruce H. Goldfarb

(212) 297-0720

info@okapipartners.com